Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

February 29, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Mr. Kieran G. Brown

RE:
Post-Effective Amendment No. 61 to the Registration Statement on Form N-1A of DWS Large Cap Value Fund, DWS Strategic Value Fund, DWS Dreman Mid Cap Value Fund and DWS Dreman Small Cap Value Fund (the “Funds”), each a series of DWS Value Series, Inc. (the “Corporation”) (Reg. Nos 033-18477, 811-05385)

Dear Mr. Brown:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (“SEC”) received via telephone conference call on February 14, 2012 with regard to the above-captioned Post-Effective Amendment filed with the SEC on December 30, 2011.

The Staff’s comments are restated below followed by the Funds’ responses.

General Comments

1.  Expense Waiver/Reimbursement Arrangements

Comment:  For any Fund with a contractual expense waiver/reimbursement arrangement that is reflected in the Fund’s fee table, confirm that the contractual arrangement will extend for at least one year from the date of the prospectus and that the Board does not intend to terminate the contractual expense waiver/reimbursement for at least one year from the date of the prospectus.

Response: For any affected Fund, appropriate disclosure has been added indicating that the contractual expense waiver/reimbursement arrangement will extend for one year from the date of the prospectus.  Furthermore, the affected Funds are not aware of any current intention on behalf of the Board to terminate the relevant contractual expense waiver/reimbursement arrangements.

2.  Derivatives

Comment: Consider whether the second paragraph of the derivatives disclosure contained in the summary section of each Fund’s prospectus is responsive to the July 30, 2010 letter to the

Investment Company Institute from the Associate Director in the Office of Legal and Disclosure and whether said disclosure should be moved from the summary section of each Fund’s prospectus to another, less prominent location.

Response:  After review and consideration, each applicable Fund believes that its disclosure regarding the use of derivatives, including the above-mentioned paragraph on additional derivative uses, is appropriate in light of each Fund’s circumstances.

3.  Expansion of Table of Contents for the Funds’ Statement of Additional Information

Comment: Expand the table of contents for Part I of the Funds’ Statement of Additional Information (“SAI”) to include the complete table of contents for Part II of the SAI.

Response: At this time, due to system constraints, it is not possible to expand the table of contents for Part I of the SAI as requested.  The Funds will consider the requested modification in connection with future filings, but, in the meantime, the Funds have added a cross reference to the table of contents for Part II of the Funds’ SAI, which precedes page II-1 of the Funds’ SAI.

Fund Specific Comments

1.  DWS Large Cap Value Fund

a. Comment:  Under “Main investments” in the section entitled Principal Investment    Strategy, the Fund indicates that it will invest at least 80% of assets in common stocks and other equity securities of large US companies that are similar in size to the companies in the Russell 1000 Value Index and that portfolio management believes are undervalued (the “80% Policy”).  The 80% Policy should be changed to state that the Fund will invest in securities of large US companies that are similar in size to the companies in the Russell 1000 Value Index as of its most recent reconstitution date.  In addition, the disclosure should note the market capitalization range of the index as of its most recent reconstitution date.

Response:  The Fund believes that its 80% Policy is in compliance with Rule 35d-1 and Form N-1A. Disclosure will be added regarding the market capitalization range of the Russell 1000 Value Index as of a recent date.

b. Comment:  Under “Main investments” in the section entitled Principal Investment    Strategy, the Fund indicates that it although the fund can invest in stocks of any economic sector (which is composed of two or more industries), at times it may emphasize certain sectors, even investing more than 25% of total assets in any one sector.  Confirm that the Fund is not concentrating (investing more than 25% of its assets) in an industry.

Response:  The Fund is not concentrating (investing more than 25% of its assets) in an industry.

2.  DWS Dreman Mid Cap Value Fund

Comment:  Under “Main investments” in the section entitled Principal Investment    Strategy, the Fund indicates that it will invest at least 80% of assets in common stocks of mid-cap companies that portfolio management believes are undervalued, but have favorable prospects for appreciation.  The Fund defines mid-cap companies as companies that have a market capitalization similar to that of the Russell Midcap Value Index.  The definition of mid-cap companies should be changed to state that mid-cap companies have a market capitalization similar to that of the Russell Midcap Value Index as of its most recent reconstitution date.  In addition, the disclosure should note the market capitalization range of the index as of its most recent reconstitution date.

Response:  The Fund believes that its definition of mid-cap companies is in compliance with Rule 35d-1 and Form N-1A. Disclosure will be added regarding the market capitalization range of the Russell Midcap Value Index as of a recent date.

3.  DWS Dreman Small Cap Value Fund

Comment:  Under “Main investments” in the section entitled Principal Investment    Strategy, the Fund indicates that it will invest at least 80% of assets in undervalued common stocks of small US companies, which the Fund defines as companies that are similar in market value to those in the Russell 2000 Index (the “80% Policy”).  The 80% Policy should be changed to state that the Fund defines small US companies as companies that are similar in market value to those in the Russell 2000 Index as of its most recent reconstitution date.  In addition, the disclosure should note the market capitalization range of the index as of its most recent reconstitution date.

Response:  The Fund believes that its 80% Policy is in compliance with Rule 35d-1 and Form N-1A. Disclosure will be added regarding the market capitalization range of the Russell 2000 Index as of a recent date.

If you have any questions regarding the foregoing or need more additional information, please do not hesitate to call me at (617) 295-3357.

Very truly yours,

                    /s/Thomas Connors

Thomas Connors
Director and Senior Counsel

cc:           John Marten, Esq., Vedder Price